FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	November 26, 2009
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

La Encantada Opening Ceremony & Production of First Silver Precipitates

First Majestic Silver Corp. is proud to announce that the new La Encantada cyanidation plant was inaugurated in a ceremony on November 19, 2009 in which the Mexican Federal Authorities, represented by the Lic. Ximena Valverde, ‘Under Minister of Mines’ (Coordinadora General de Mineria) declared that the new plant is officially open.

This new plant has a total capacity of 3,500 tpd, with estimated annual production exceeding four million ounces of silver for an investment of under US$30 million.

Production is expected to reach 2,000 tpd by the end of November and will be further increased to its 3,500 tpd capacity by year end. The filter presses were opened during the ceremony for the first time and represents the first silver precipitate production from this new plant. The first shipments of silver precipitate to the smelter are planned within a few weeks as commercially saleable quantities are accumulated.

The final components of the plant to be installed are the ‘induction furnaces’ which will allow for melting of the precipitates into silver doré bars. The installation of these furnaces will be completed during the first quarter of 2010.

Keith Neumeyer, President & CEO stated; “We are very pleased with the opening of this new facility. The first production of precipitate represents another major milestone in the growth of First Majestic. Our Mexican construction team led by Ramon Davila, COO, should be recognized for their hard work and tireless efforts and should be congratulated for the completion of this very large project. We look forward to the impact that this new facility will have to increased commercial production of silver in the months and years to come.”

First Majestic is one of North America’s fastest growing silver producers; its silver production is located in safe jurisdictions in the Americas and remains 100% un-hedged.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.